6101 Condor Drive Moorpark, CA 93021

July 12, 2013

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

SUBJECT:

File No. 001-34416

Response to your comment letter

PennyMac Mortgage Investment Trust

Form 10-K for the year ended December 31, 2012, filed on February 28, 2013

Form 10-Q for the quarter ended March 31, 2013, filed May 10, 2013

Dear Ms. LaMothe:

I am writing in response to your letter dated July 1, 2013 regarding your review of the Annual Report on Form 10-K of PennyMac Mortgage Investment Trust (the “Company”) for the year ended December 31, 2012 as filed on February 28, 2013 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 as filed on May 10, 2013.

Following are our responses to your comments. For ease of review, we have reprinted your comments in bold face followed by our responses.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Net investment income, page 65

1.	We note a significant percentage of your increased net investment income is the result of non-cash fair value adjustments. As noted in the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (FR-72), to facilitate transparency and assist readers in identifying more readily the most important information, companies should present their disclosure in a manner that emphasizes the information and analysis that is most significant. In future periodic filings, consider expanding your discussion to more clearly and prominently discuss the portion of your net investment income derived from fair value adjustments versus the portion derived from your core business operations and the drivers of each.

Ms. Cicely LaMothe

July 12, 2013

Management views fair value adjustments as an essential element of our core business operations, and in future filings our MD&A will include a discussion of the portion of net investment income derived from fair value adjustments, as well as a discussion about the timing of cash flows associated with resolution of our portfolios of distressed loans as contrasted with the valuation changes recorded on such assets as illustrated below. This information is currently presented in tabular form on pages 64 (cash proceeds from liquidation activities of distressed mortgage loans and REO); 71 (valuation changes); and 92 (accumulated net gain on mortgage loans and REO compared to proceeds received and additional net gain (loss) realized upon liquidation).

Net Gain (Loss) on Investments

During 2012, we recognized net gains on mortgage loans acquired for sale, MBS and mortgage loans totaling $251.3 million compared to $90.3 million in 2011. The increase in 2012 is primarily related to our correspondent lending operations. We recognized higher fair value returns on our mortgage loans acquired for sale at fair value as compared to mortgage loans at fair value, and our average investment in mortgage loans acquired for sale increased from 7% of the average balance of mortgage loans in 2011 to 35% of the average balance of mortgage loans in 2012. Our average portfolio balance of mortgage loans increased $623.3 million or 91% during 2012 as compared to 2011.

During 2011, we recognized net gains on mortgage loans acquired for sale, MBS and mortgage loans totaling $90.3 million compared to $27.4 million in 2010. The increase in 2011 as compared to 2010 is due primarily to growth in our portfolio of investments in financial instruments, compounded by a change in the mix of our investments toward a higher concentration of mortgage loans at fair value. We recognized higher fair value returns on our investment in mortgage loans at fair value as compared to MBS, and our average investment in mortgage loans at fair value increased from 51% of the average balance of our investments in 2010 to 78% of the average balance of our investments in 2011. Our average portfolio balance increased $474.6 million or 138% during 2011 as compared to 2010.

During 2012, we recognized net valuation gains on our portfolios of MBS totaling $0.6 million compared to net valuation losses of $2.8 million in 2011. The valuation gains represent the change in value through the date of sale of the respective securities. We sold all of our MBS during the year ended December 31, 2012. At December 31, 2012, we did not hold any MBS.

Ms. Cicely LaMothe

July 12, 2013

During 2011, we recognized net valuation losses on our portfolios of MBS totaling $2.8 million compared to net valuation gains of $233,000 in 2010. The valuation losses reflect, in part, marketplace concerns regarding the potentially growing supply of MBS similar to those we held as a result of sales by the Federal Reserve Bank and other entities, marketplace discounting of distressed MBS resulting from expectations that involuntary prepayments of mortgages underlying the securities would remain slow or slow further due to regulatory actions relating to servicers’ foreclosure activities, and marketplace concern regarding servicers’ behavior with respect to advancing and modification practices. Valuation of certain MBS also decreased due to reduced credit support from subordinate tranches. The weighted average discount rate of the non-Agency subprime MBS, the most sizable component of our MBS portfolio, increased from 4.5% at December 31, 2010 to 8.0% at December 31, 2011, reflective of those market factors.

Net gains on mortgage loans at fair value and mortgage loans under forward purchase agreements under fair value are summarized below:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Valuation changes(1):
Performing loans	$2,592	$9,542
Nonperforming loans	81,225	55,730

	83,817	65,272	$10,754
Payoffs	19,341	19,950	12,036
Sales	(121)	233	4,405

	$103,037	$85,455	$27,195

(1)	Comparative prior period information was not maintained for the year ended December 31, 2010.

Because we have elected to record our mortgage loans and mortgage loans under forward purchase agreements at fair value, a substantial portion of the income we record with respect to such loans results from changes in fair value. Valuation changes amounted to $83.8 million, $65.2 million and $10.8 million in 2012, 2011 and 2010, respectively, and represent noncash income items. Cash is generated when mortgage loans and mortgage loans under forward purchase agreements are monetized through payoffs or sales, or when payments of principal and interest occur on such loans, generally after they are modified.

Ms. Cicely LaMothe

July 12, 2013

During the years ended December 31, 2012, 2011 and 2010, we received proceeds from liquidation of mortgage loans of $309.1 million, $209.2 million and $23.9 million, respectively. For these liquidations in 2012, 2011 and 2010, we had recorded $2.1 million, $1.1 million and ($1.1 million) of accumulated valuation gains (losses) during the period we held the assets and recorded additional gains of $38.1 million, $31.6 million and $3.8 million when the assets were liquidated, respectively.

We believe that we emphasize the fair value gains in our disclosures, including:

•	Display of fair value adjustments in a separate column of our table summarizing net investment income on financial instruments on page 66;

•	Disaggregation of our net gain on mortgage loans acquired for sale between the cash and non-cash elements;

•

A detailed discussion of the gains we recognize on our investments which includes components of our valuation gains on pages 71 – 73 and a discussion of the assumptions we use to value our investment assets during the periods presented; and

•

A tabular disclosure –referred to in your comment number three below – which compares the gain or loss on liquidation to the gain or loss accumulated during the period we hold our investments carried at fair value.

In future periodic filings, we will continue to emphasize the portion of our net investment income arising from fair value adjustments and how those measures are developed to help ensure clarity surrounding this source of income.

Net Gain (Loss) on Investments, page 75

2.	Reference is made to your tabular disclosures on page 75 summarizing the loan modifications completed. In future periodic filings, please include a discussion on how the information presented should be used in understanding trends and success rates of your modification programs and your ability to generate cash flows from your nonperforming loan portfolio for each period covered in your financial statements.

Ms. Cicely LaMothe

July 12, 2013

In future filings, we will add disclosure of the subsequent default rates as well as cash flows from repayments and sales relating to our portfolio of modified mortgage loans as shown in the following table (additions in bold face):

The following table presents a summary of loan modifications completed:

	Year ended December 31,
	2012		2011		2010
Modification type(1)	Number of loans	Balance of loans(2)	Number of loans	Balance of loans(2)	Number of loans	Balance of loans(2)
	(dollar amounts in thousands)
Rate reduction	449	$115,175	276	$66,812	34	$9,313
Term extension	287	$74,315	114	$30,848	16	$4,925
Capitalization of interest and fees	706	$170,523	365	$88,815	34	$9,657
Principal forbearance	81	$25,117	34	$11,089	6	$2,165
Principal reduction	293	$75,886	193	$46,375	2	$907
Total	706	$170,523	365	$88,815	35	$9,891
Defaults of mortgage loans modified in the prior year		$19,200		$1,590		$—
As a percentage of balance of loans before modification		22%		16%		—
Repayments and sales of mortgage loans modified in the prior year		$11,332		$104		$—
As a percentage of balance of loans before modification		13%		1%		—

(1)	Modification type categories are not mutually exclusive, and a modification of a single loan may be counted in multiple categories if applicable. The total number of modifications noted in the table is therefore less than the sum of all of the categories.
(2)	Before modification.

We did not hold any mortgage loans at fair value until December 31, 2009. Accordingly, we did not modify any mortgage loans during 2009 that would have defaulted or been repaid, or that we would have sold during 2010. The increase in the amount and percentage of defaults, repayments and sales of mortgage loans modified in the prior year in 2012 as compared to 2011 is due to the small number of modifications in 2010, which does not provide representative data in 2011.

Cash Flows, page 92

3.	In your tabular presentation that compares the net gain (loss) that was accumulated during the holding period of your liquidated assets in comparison to the actual proceeds received and gain (loss) realized upon liquidation, we note that you did not include the cost of managing the liquidated assets. Given the increased significance of the fees paid under your revised agreements with your external manager and other affiliates, what consideration is given to expanding your discussion to address how those amounts impact the gains received by the company in future filings.

Ms. Cicely LaMothe

July 12, 2013

The purpose of the referenced disclosure is not to discuss the profitability of our investments in distressed assets. Rather, this disclosure is presented to address user questions about the extent to which the fair value gains we record on our “Level 3” assets are ultimately realized in cash. For that reason, we have specifically emphasized to the users in the paragraph following the table that the table is not a profitability disclosure or cash income statement and includes amounts that are accumulated over differing time periods.

The table’s purpose is limited to showing for assets liquidated during the period whether there was additional gain or loss on liquidation that augmented or offset gains or losses accumulated during the period we held the respective assets. Accordingly, we believe that disclosure of the effect of the revised fees on the profitability of these investments would risk misleading users to concluding the schedule is a profitability schedule, which is not our intent.

With respect to your comments on the fees paid to our external manager and other affiliates, we believe that the changes we will make in future filings that are responsive to your comment numbers 10 and 14, following, will provide clarity and address how these fees affect our profitability in the future.

4.	We note that you have a trend of cash outflows from operating activities. In future periodic filings, please provide expanded disclosure regarding the specific sources of cash used for payments of your dividends for each period presented.

We will expand our disclosure in future periodic filings to address the sources of cash we use for payments of dividends as follows:

We do not raise equity or enter into borrowings for the purpose of financing the payment of dividends. We believe that our cash flows from the liquidation of our investments, which include accumulated gains recorded during the periods we hold those investments, along with our cash earnings are adequate to fund our operating expenses and dividend payment requirements. However, as our business continues to grow, we manage our liquidity in the aggregate and are reinvesting our cash flows in new investments as well as using such cash to fund our dividend requirements.

Ms. Cicely LaMothe

July 12, 2013

As previously discussed, a substantial portion of our revenues are from valuation gains. Such gains are reflected as reductions in operating cash flows and the ultimate cash realization of our gains is reflected as investing cash flows on the “repayments” and “sales” lines. These factors result in a disconnect between profitability and operating cash flows inherent in our cash flow statement. Additionally, growth or shrinkage in our inventory of mortgage loans acquired for sale impacts operating cash flows, while over 90 percent of the cash required to finance this growth comes from sales of these loans under agreements to repurchase, a financing activity, during any given period.

Liquidity and Capital Resources, page 93

5.	In future periodic filings, please provide a quantification and discussion of the loan repayments you expect to receive in the next twelve months, based upon the contractual amount owed to you.

In future filings, we will revise our disclosure of our primary sources of liquidity as follows (changes in bold face):

We expect our primary sources of liquidity to be proceeds from liquidations from our portfolio of distressed assets, cash earnings on our investments, cash flows from business activities, and proceeds from borrowings and/or additional equity offerings. We do not expect repayments from contractual cash flows from our investments to be a primary source of liquidity as the majority of our distressed asset investments are nonperforming. Our portfolio of distressed mortgage loans was acquired with the expectation that the majority of the cash flows associated with this investment would result from liquidation of the property securing the loan, rather than from scheduled principal payments. Additionally, our mortgage loans acquired for sale are generally held by the Company for fifteen days or less, and therefore are not expected to generate significant cash flows from principal repayments.

Assuming that we are able to renew or increase our warehouse facilities and credit financing in the ordinary course of business, we believe that our current liquidity is sufficient to meet our liquidity needs for at least the next twelve months. However, no assurance can be given that we will be able to do so.

For the reasons discussed in the bolded text above, we believe that it would be misleading to provide a quantification of contractual cash flows for the next twelve months given that this is not presently expected to be a significant source of liquidity to the Company.

Ms. Cicely LaMothe

July 12, 2013

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page 96

Contractual Obligations, page 96

6.	In future periodic filings, please include a discussion of your commitments to purchase mortgage loans as disclosed in Note 26.

In future periodic filings we will change our Contractual Commitments as shown below (changes in bold face):

As of December 31, 2012, all of our known contractual obligations mature within one year. As of December 31, 2012, we had on-balance sheet contractual obligations of $1.26 billion to finance assets under agreements to repurchase with maturities between January 4, 2013 and November 19, 2013. All agreements to repurchase that matured between December 31, 2012 and the date of this Report have been renewed or extended and are described in Note 20—Mortgage Loans Acquired for Sale Sold Under Agreements to Repurchase, Note 21—Mortgage Loans at Fair Value Under Agreements to Repurchase and Note 22—Real Estate Acquired in Settlement of Loans Financed Under Agreements to Repurchase in the accompanying consolidated financial statements.

As of December 31, 2012, we had contractual obligations to purchase mortgage loans for resale totaling approximately $1.7 billion and mortgage loans at fair value totaling approximately $0.2 billion. Of the $1.7 billion in commitments to purchase mortgage loans for resale, we recorded approximately $19.5 million in value as interest rate lock commitments which are included on our balance sheet as assets under the caption Derivative assets.

Consolidated Balance Sheets, page F-1

7.	Given the significance of your assets pledged to secure borrowings, in future periodic filings, please parenthetically identify the amount pledged in the relevant line item on the face of your statement.

We will identify amounts pledged in the relevant line item on the face of our balance sheet in future periodic filings.

Ms. Cicely LaMothe

July 12, 2013

8.	In your statement of cash flows, we note a cash outflow due to an increase in margin deposits and restricted cash. To the extent there are restrictions on your cash balances at year end, please disclose the restricted amount on the face of your balance sheet.

We do not include margin deposits or restricted cash in our cash balances. Such amounts are included in Other assets, Derivative assets or Derivative liabilities on the balance sheet, as disclosed in Notes 13, 19, 20, and 21 to the financial statements.

Consolidated Statements of Income, page F-2

9.	Please tell us why you have not included a line item for net interest income. Refer to Rule 9-04 of Regulation S-X.

Unlike most bank holding companies and banks, many of the Company’s assets, when purchased, though contractually interest earning, are purchased as nonperforming with no reasonable expectation of returning to performing status. This fact has been especially true in prior reporting periods. As a result, the majority of our income from mortgage loans comes from the fair value gains we recognize from holding these assets and moving them through the resolution process. Therefore, we do not believe that presentation of net interest income has been relevant to an understanding of the Company’s operations in prior periods.

We acknowledge that the portion of our investment portfolio that earns interest has grown as a percentage of the total investment portfolio – even though we expect that the total performing mortgage loan portfolio will still represent less than half of the fair value of the total mortgage loan portfolio at June 30, 2013.

We will reassess our presentation of interest income as part of our year-end 2013 closing process and determine whether presentation of interest income and expense in a net interest income format in our Annual Report on Form 10-K for the year ended December 31, 2013 would be preferable to our current presentation.

Ms. Cicely LaMothe

July 12, 2013

10.	Tell us your consideration of the guidance in Rule 4-08(k) of Regulation S-X.

In future filings, we will change the following:

Financial statement	Captions previously used	New captions

Balance sheet	Due from affiliates	Due from Private National Mortgage Acceptance Company and subsidiaries

	Due to affiliates	Due to Private National Mortgage Acceptance Company and subsidiaries

Income statement	Loan fulfillment fees	Loan fulfillment fees payable to PennyMac Loan Services, LLC

	Management fees	Management fees payable to PNMAC Capital Management, LLC

Cash flows	Decrease (increase) in due from affiliates	Decrease (increase) in due from Private National Mortgage Acceptance Company and subsidiaries

	Increase in payable to affiliates	Increase in payable to Private National Mortgage Acceptance Company and subsidiaries

We will also:

•

Recaption the line item for Loan servicing expense to Loan servicing fees payable to PennyMac Loan Services, LLC and reclassify the portion of the line item relating to collection and liquidation expenses to Other expenses. We expect the amount to be reclassified to Other expense to be immaterial.

•

Add a line to our cash flows from operating activities captioned Sales of mortgage loans acquired for sale to PennyMac Loan Services, LLC to break out proceeds on sales of such loans from loans sold to nonaffiliates. Such amounts are currently presented under the caption Sales of mortgage loans acquired for sale at fair value.

Ms. Cicely LaMothe

July 12, 2013

11.	Please remove dividends declared per share from the face of the consolidated statements of income in future annual reports. Refer to ASC 260-10-45-5.

We will remove dividends declared per share from the face of the consolidated statements of income in future periodic filings.

Note 3 – Significant Accounting Policies, page F-8

Income Taxes, page F-14

12.	Please clarify why the company was not subject to examination by any federal or state taxing authority as of December 31, 2012 and 2011.

This disclosure was an inadvertent misstatement which was clarified in Note 26- Income Taxes to the financial statements in the Quarterly Report for the period ended March 31, 2013, where we stated: “No returns are currently under examination.”

Note 27 – Shareholders’ Equity, page F-52

13.	Regarding the equity offerings through Cantor Fitzgerald and Merrill Lynch, please disclose the use of proceeds from these offerings and the amount, if any, remaining in the programs in future periodic reports.

We will disclose the amount, if any, remaining in the programs and we will disclose the use of proceeds through Cantor Fitzgerald and Merrill Lynch with the following statement in our Annual Report for the year ended December 31, 2013:

Proceeds from the issuance of these shares were used to fund a portion of the purchase price of portfolios of residential mortgage whole loans, to fund the continued growth of the correspondent lending business, and for general corporate purposes. At December 31, 2012, we had available approximately $197.5 million for issuance under our ATM Equity OfferingSM Sales Agreement with Merrill Lynch and no availability under our Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co.

Ms. Cicely LaMothe

July 12, 2013

Form 10-Q for the quarter ended March 3, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Expenses, page 66

14.	We note the increase in management fees due in part to the new management agreement entered into on February 1, 2013. In future filings, please expand your discussion of management fees to separately address and quantify the change related to the base and incentive portions of the fees. Please also discuss your expectations for management fees to be incurred in the future. In that regard, we note from page 8 of your 10-K for the year ended December 31, 2012 that you expect to incur the performance incentive portion of the management fee in future periods.

In future filings we will separately address and quantify the change related to the base and incentive portions of our management fees. We have used data for the quarters ended March 31, 2013 and 2012 to illustrate the planned disclosure as follows:

Following are management fees for the periods presented:

	Quarter ended March 31,
	2013	2012	Change
	(in thousands)
Base management fee	$4,364	$1,804	$2,560
Performance incentive fee	2,128	—	2,128

Total management fee incurred during the period	$6,492	$1,804	$4,688

Base management fees increased by $2.6 million compared to the same period in 2012, primarily due to the increase in shareholders’ equity during the quarter ended March 31, 2013 as compared to the quarter ended March 31, 2012. Performance incentive fees increased by $2.1 million primarily due to the amendment of our management agreement with PNMAC Capital Management, LLC, which removed non-cash components of income as an adjustment to income for purposes of determining net income subject to performance incentive fees. We expect our management fees to fluctuate in the future based on: (1) changes in our shareholders’ equity with respect to our base management fee; and (2) the level of our profitability in excess of the return thresholds specified in our management agreement with respect to the performance incentive fee.

Ms. Cicely LaMothe

July 12, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may call me at (818) 224-7434 if you require clarification or have additional questions. I can also be reached by U.S. mail or by e-mail at anne.mccallion@pnmac.com.

Sincerely,

/s/ Anne D. McCallion

Anne D. McCallion
Chief Financial Officer